Exhibit 18.1
June 6, 2023
To the Board of Directors and Stockholders of
Academy Sports and Outdoors, Inc.
1800 North Mason Rd.
Katy, Texas 77449

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended April 29, 2023, of facts relating to the change in accounting principle for inventory from the last in, first out (LIFO) cost method to the weighted average cost method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Academy Sports and Outdoors, Inc., that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Academy Sports and Outdoors, Inc. and subsidiaries as of any date or for any period subsequent to January 28, 2023. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of Academy Sports and Outdoors, Inc., or on the financial position, results of operations, or cash flows of Academy Sports and Outdoors, Inc. and subsidiaries as of any date or for any period subsequent to January 28, 2023.

Yours truly,

/s/ Deloitte and Touche LLP

Houston, Texas
June 6, 2023